FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

December 12, 2003

Forbes Achieves Major Milestone Towards European Approval of Reducol™

~European Food Safety Agency (EFSA) Concludes Reducol™ Safe for Foods~

Vancouver, BC -- Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today that a report was issued by the EFSA concluding that Forbes' cholesterol-lowering ingredient, Reducol™, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The positive report is in response to the Company's application for use of the Reducol™ ingredient in milk-based drinks. This is a significant first step in a three-part process to allow the Company to sell its cholesterol-lowering ingredients in Europe. The second step is the approval and publishing of labeling regulations for phytosterol products by the European Commission and the last step is the approval of Reducol™ for use in specific food matrices by the Commission.

“This report is a major breakthrough,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “We believe that Europe offers a substantial opportunity for Forbes' cholesterol-lowering ingredients due to the distinct marketing advantage of our non-GMO sourced sterols,” said Butt.

Phyto-Source LP, Forbes' 50-50 manufacturing joint venture, is currently the world's largest manufacturer of non-genetically modified (GMO) sourced sterols. The European market has demonstrated a preference for ingredients from non-genetically modified sources. The Company expects part of the recently announced increase in manufacturing capacity (See news release dated December 9, 2003) to be apportioned to the anticipated growth in demand for its sterol products once the pending labeling regulations and product approvals are in place.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements, including statements about anticipated future European regulatory approvals for the Company's Reducol(tm), anticipated market demand forReducol(tm), and expected apportionment of the planned expansion of the Company's manufacturing facility. Forward-looking statements can be identified by the use of forward-looking terminology such as "opportunity", "expects", "anticipated", "to allow", or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for further regulatory approvals and adoption by regulatory authorities of labeling regulations, which may not be obtained or adopted in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; construction risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for performance by buyers of the Company's products; environmental risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO